Exhibit 99.58

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company” or “DHX”)

1478 Queen Street

Halifax, NS B3J 2H7

Item 2	Date of Material Change

November 13, 2014

Item 3	News Release

The news release was disseminated through Canada NewsWire and filed on SEDAR on November 13, 2014.

Item 4	Summary of Material Change

The Company announced the acquisition of a library of film and television assets consisting of 151 television series, feature films and television specials, including all international distribution rights to DHX's Degrassi, Instant Star and The L.A. Complex series.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it has acquired a library of film and television assets consisting of 151 television series, feature films and television specials, including all international distribution rights to DHX's Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment, LLC and its subsidiary, Alliance Atlantis International Distribution, LLC. The aggregate purchase price for the library was approximately USD $12 million paid in cash, which was financed through a USD $12 million extension of the Company's Amended and Restated Senior Secured Credit Agreement.

The acquisition consists predominately of children's and family film and television assets, and includes approximately 1,830 half hours, adding approximately 1,200 half hours to DHX's existing library (excluding Degrassi, Instant Star and The L.A. Complex). The acquired library consists of outright ownership of 117 titles, and distribution rights for an additional 34 titles. Certain of the titles acquired by the Company, are subject to the consent of third parties. The acquisition brings U.S. 2nd-window and international distribution rights for Degrassi, The L.A. Complex, and Instant Star. Other kids-and-family assets in the deal include more than 35 television series and more than 35 feature films and television specials

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David A. Regan - EVP, Corporate Development & IR, at (902) 423-0260

Item 9	Date of Report

November 24, 2014

– 2 –